UR-ENERGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(Information as at May 11, 2007 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the three months ended March 31, 2007 and 2006. Management’s Discussion and Analysis was prepared by Company management and approved by the Board of Directors on May 11, 2007.

This discussion and analysis should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2006 and 2005. The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming LLC (“NFU”), ISL Resources Corporation (“ISL”), ISL Wyoming Inc. and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Forward-Looking Statements

This Management Discussion and Analysis may contain or refer to certain forward-looking statements relating to expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 21, 2007 which is filed on SEDAR, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the failure to obtain sufficient funding for operating, capital and exploration or development requirements and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Potential shareholders and prospective investors are also cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these reserves and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

The Company is focused on uranium exploration in the following areas: (i) Wyoming, USA where the Company has eleven properties. Of those eleven properties, eight are in the Great Divide Basin, two of which (the Lost Soldier property and the Lost Creek property) contain defined resources that the Company expects to advance to production. The Company’s other Wyoming projects include two properties in the Shirley Basin, one of which is the Bootheel property. The last of the Wyoming properties, the Kaycee property, is located in the Powder River Basin; (ii) South Dakota, USA where the Company has acquired certain mineral leases in Harding County, known as the Harding property; (iii) the Thelon Basin, Northwest Territories in northern Canada where it has three properties known as Screech Lake, Eyeberry and Gravel Hill; (iv) Hornby Bay, Nunavut in northern Canada where it has two properties known as Dismal Lake West and Mountain Lake; and, (v) the Bugs property in the Kivalliq region of Nunavut, Canada.

Selected Interim Information

The following table contains selected interim financial information for the three month periods ended March 31, 2007 and 2006 and cumulative information from inception of the Company on March 22, 2004 to March 31, 2007.

	Three months ended March 31, 2007 $	Three months ended March 31, 2006 $	Cumulative from March 22, 2004 to March 31, 2007 $
Revenue	Nil	Nil	Nil
Total expenses	(1,915,856)	(1,278,421)	(10,316,175)
Stock based compensation included in expenses	(595,076)	(434,827)	(3,678,586)
Foreign exchange gain (loss)	139,142	(21,189)	857,482
Loss before income taxes	(1,487,904)	(1,202,060)	(8,402,287)
Recovery of future income taxes	Nil	110,000	896,000
Net loss for the period	(1,487,904)	(1,092,060)	(7,506,287)
Loss per common share: Basic and diluted	(0.02)	(0.02)
Cash dividends per common share	Nil	Nil
	As at March 31, 2007 $	As at December 31, 2006 $
Total assets	74,066,239	73,479,712
New Frontiers obligation	15,019,642	14,713,495
Long-term future income tax liability	2,188,000	2,188,000

The Company has not generated any revenue from its operating activities from inception to date. The Company’s expenses include costs for management fees, promotion, regulatory authority and transfer agent fees, professional fees, general and administrative costs, general exploration expense, write-off of deferred exploration expenditures and amortization of capital assets. The Company has recorded significant stock based compensation costs which are included in management fees, promotion and general and administrative costs or capitalized as a component of deferred exploration expenditures. Costs directly related to exploration projects are initially capitalized as either mineral exploration property costs or deferred exploration expenditures.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities and to satisfying the New Frontiers obligation.

Overall Performance and Results of Operations

The Company has advanced its plans rapidly from incorporation on March 22, 2004 to date. From inception to March 31, 2007, the Company has raised total net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants, compensation options and stock options of $57.7 million. As at March 31, 2007, the Company held cash and cash equivalents of $26.6 million and had made significant investments in mineral exploration properties and exploration expenditures.

Mineral Exploration Properties and Deferred Exploration Expenditures

During the three months ended March 31, 2007, the Company expended cash of $88,707 (Q1 2006 - $26,101) on mineral exploration property costs. These costs related to staking and claim costs with respect to the Lost Creek and Lost Soldier projects of $23,543 and with respect to other Wyoming properties of $65,164. During the quarter, non-cash interest relating to the New Frontiers obligation of $444,876 (Q1 2006 - $559,362) was capitalized to Wyoming projects.

During the three month period ended March 31, 2007, the Company capitalized exploration expenditures totaling $1,639,357. The majority of spending was on development of the Lost Soldier and Lost Creek projects in Wyoming. In total, $1,336,779 or 82% was spent related primarily to geology, environmental permitting and engineering hydrology for development of the Lost Soldier and Lost Creek projects. In addition, a total of $214,665 or 13% was spent primarily on geology and environmental permitting for the Company’s Screech Lake project in the Thelon Basin.

Wyoming Properties

During the third quarter of 2005, the Company initiated the permitting process to develop the Lost Creek and Lost Soldier projects as mines. From its initiation to March 31, 2007, the Company has incurred a total of $2,215,574 with respect to environmental permitting and consulting costs and in engineering hydrology costs related to these two projects. During the first quarter of 2007, permitting and hydrology costs were $594,747. During the 2006 field season, AATA International Inc. (“AATA”) completed extensive baseline data collection surveys within the 9.1 square mile (2,363 hectare) area of both the Lost Creek and Lost Soldier projects. This work consisted of examining soils and vegetation, archaeological examinations and wetland area, wildlife, threatened and endangered species, and aquatic ecology surveys. Currently, AATA is finalizing background radiological gamma surveys for both properties.

In April 2007, the Company commenced a three rig drilling program as part of a multi-million dollar mining feasibility study at its Lost Creek project. The purpose of the 2007 Phase I drilling program is to install monitor and pump test wells in order to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering feasibility studies; for the Wyoming Department of Environmental Quality ("WDEQ") Permit to Mine application; for the US Nuclear Regulatory ("NRC") Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. The internal monitoring wells already installed will be left in place as part of the development of Lost Creek Mine Unit #1. A Phase II drilling program is planned to install the monitoring ring wells around the first mine unit.

AATA is currently preparing the permit applications with the first application scheduled to be submitted starting in the third quarter of 2007. Petrotek Engineering Corp. is preparing plans for deep disposal well site(s), permitting the disposal wells and coordinating with the Company’s engineers for hydrogeologic testing and production wellfield layouts.

Proposed processing plant locations were sited in an engineering study completed by Lyntek Inc. in November 2006. As part of the Phase I drilling program, exploration drilling will be carried out over the primary and alternate processing plant sites to verify that the new plant is not built over mineralization. The Company is preparing engineering plans and finishing the collection of environmental baseline data for the option of permitting and building either an initial satellite plant or an expanded full in-situ recovery processing plant at the plant location. The Company is evaluating the risks and rewards of permitting and building a centralized full processing plant to coincide with the startup of production at Lost Creek. Such a plant could also facilitate processing uranium loaded resin from other Company properties in the basin.

The exploration drill rigs at Lost Creek will also be taking core samples from selected mineralized horizons for column leach tests to develop the lixiviant chemistry for oxidizing and extracting uranium. Analytical results of bottle roll leach tests previously carried out on core samples at Energy Laboratories, Inc. in Casper, Wyoming indicated leach efficiencies in the range of 52 to 94%.

At the Company’s Lost Soldier project, located approximately 14 miles (22.5 kilometres) to the northeast of the Lost Creek project, engineering feasibility studies are underway and geologic and hydrologic data from the 2006 drilling program of 17 pump test and monitoring wells is being evaluated. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units. Pincock, Allen and Holt have been contracted to carry out selected engineering studies on the property and AATA is completing environmental baseline studies. Engineering feasibility studies and applications for permits to mine for Lost Soldier will be assembled and submitted following the submission of Lost Creek's mine applications.

During 2007, the Company anticipates that development costs with respect to permitting, engineering hydrology and technical operational costs, particularly for its Lost Creek and Lost Soldier projects, will continue to be significant as the Company continues its efforts to move these projects toward production.

Within the Great Divide Basin, the Company’s staff is developing exploration drilling programs for 2007 which cover an area of over 17 square miles (44 square kilometers) at its Radon Springs, North Hadsell and Eagles Nest properties.

Canadian Properties

Thelon Basin Properties

During the year ended December 31, 2006 the Company incurred costs of $437,335 with respect to additional ground geophysics for the Screech Lake property and $406,827 of geochemistry costs with respect to additional radon survey work. Ground geophysics fieldwork was completed during the second quarter of 2006 and radon survey work was completed during the third quarter. Additionally, the Company incurred ongoing geology costs of $395,409.

During the year ended December 31, 2006 environmental permitting and related costs totaled $334,078. In July 2006, an environmental screening study was completed on the Screech Lake Project. In September 2006, an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment. The environmental assessment was completed on February 28, 2007. The land use permit is required in order to commence drilling on the Screech Lake property.

A report and recommendation from the Review Board was issued on May 7, 2007. The Review Board has recommended to the Minister of Indian and Northern Affairs Canada that the Company’s application to conduct an exploratory drilling program at the Screech Lake property be rejected. The Company is currently assessing its options for pursuing its proposed exploration program a the Screech Lake property. The Company also plans to discuss the Board’s recommendation with the Minister of Indian and Northern Affairs Canada. The Company believes that it has proposed an exploration program which maintains the highest possible environmental standards. In the Company’s application for a land use permit, extensive mitigation measures were proposed to ensure that the drilling program would have minimal short-term environmental impact and no long-term effect.

During the three months ended March 31, 2007, the Company incurred additional permitting and environmental costs of $104,782 and geology costs of $84,816.

Hornby Bay Properties

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and West Dismal properties. The Mountain Lake property comprises 41 claims and the West Dismal property comprises 17 claims. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and spent $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option to obtain a 100% interest in the properties, Triex must incur a further $500,000 in exploration spending by September 30, 2007. The Company will retain a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

The Company did not incur any direct costs with respect to the Hornby Bay properties during the quarter ended March 31, 2007.

Bugs Property

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunuvat, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. These common shares were valued at $29,000. On the first anniversary of the agreement 25,000 common shares are issuable for an additional 30% interest and on the second anniversary 50,000 common shares are issuable for a 58% interest. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million. The Bugs property consists of 11 contiguous mineral claims in the Kivalliq region of Nunavut. Following acquisition of the Bugs property, the Company contracted for an airborne magnetic and radiometric survey which was conducted by Tundra Airborne Surveys. Costs for this survey totaled $28,133 during 2006. For the 2007 field season, the

Company has budgeted approximately $400,000 for mapping, prospecting and radon sampling with respect to the Bugs property.

Expenses

Total expenses for the three month period ended March 31, 2007 were $1,915,856 (Q1 2006 - $1,278,421). Total expenses include costs incurred with respect to Company promotion of $274,490; regulatory authority and transfer agent fees of $16,985; professional fees primarily relating to legal, accounting and audit services of $313,063; general and administrative costs relating to Company finance, administration and each of the corporate offices including stock based compensation charges for stock options of $1,096,848; general exploration expenses of $194,903; and amortization of capital assets of $19,567.

During the three month period ended March 31, 2007, the Company recorded significant non-cash stock based compensation charges related to stock options. In total, expenses recorded related to stock options were $595,076 (Q1 2006 - $434,827). These non-cash charges to expense represent approximately 31% of total expenses and approximately 40% of net loss for the quarter. Significant components of this total include $533,816 recorded in general and administrative expense and $61,260 recorded in promotion expense for stock options provided to directors, officers, employees and contractors of the Company.

In general, expenses in all categories have increased when comparing the year ended December 31, 2006 to 2005. The primary reasons for this include: increased promotion costs related to attendance at industry conferences and related travel; increased regulatory fees associated with our public company listing and related regulatory costs; increased professional fees related to legal, accounting, taxation and investment banking for public company compliance and general corporate matters; increased general administrative costs relating to our Denver, Colorado office and to general corporate finance and administrative costs; increased general exploration costs as we continue to pursue various new prospects for the Company; and, significantly increased stock based compensation charges.

The Company will continue to incur significant charges related to stock based compensation as the fair value of its stock options granted is expensed over their 18 month vesting period. As at March 31, 2007, the total fair value of stock options, related to options outstanding to be recorded over the coming five quarters is approximately $2.9 million. Charges to record the fair value of stock options give rise to both expenses and amounts capitalized to projects as deferred exploration.

Loss before Income Taxes and Net Loss

The Company invests cash and cash equivalents in liquid guaranteed investment certificates and 30 day short-term investments with a Canadian chartered bank. During the three month period ended March 31, 2007, these investments have earned rates of return, varying with the size of the investment and the term, which ranged from 3.4% to 4.2% per annum. During the three month period ended March 31, 2007, the Company earned interest income on these investments of $288,810 (Q1 2006 - $97,550).

During the three month period ended March 31, 2007, the Company recorded a net foreign exchange gain of $139,142. This includes an unrealized net gain of $138,729 related to the New Frontiers obligation. The promissory note due to New Frontiers was issued on June 30, 2005 and is denominated in US dollars. Until settled, the Company will continue to record foreign exchange gains or losses on this US denominated debt in income.

Loss Per Common Share

Both basic and diluted loss per common share for the three month period ended March 31, 2007 were $0.02 (Q1 2006 – $0.02) . For the three month periods ended March, 2007 and 2006, diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at March 31, 2007, the Company had cash and cash equivalents of $26,625,076 and working capital of $20,484,147. Subsequent to quarter end during April 2007, the Company announced a bought deal financing entered into with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 15,158,000 common shares of the Company at a price of $4.75 per share for gross proceeds of $72,000,500. The underwriters were granted an over-allotment option, exercisable for 30 days following the closing of the offering to purchase an additional 2,273,000 common shares at $4.75 per share. This financing closed on May 10, 2007. The underwriters exercised in full the over-allotment option at closing. In total, the Company issued 17,431,000 common shares for gross proceeds of $82,797,250.

During the three month period ended March 31, 2007, the Company realized cash proceeds from the exercise of previously issued warrants, compensation options and stock options totaling $614,931. During the same period, the Company invested cash of $1,404,638 in mineral exploration properties, deferred exploration expenditures, bonding and other deposits and capital assets; and, used $1,313,041 of cash in operations.

The next annual payment of the New Frontiers obligation is due before June 30, 2007 and totals $5,779,350 (US $5,000,000). The Company can elect to repay the New Frontiers obligation in full and avoid additional interest charges. Full repayment prior to June 30, 2007 would total US $11,250,000.

As at March 31, 2007, all of the previously outstanding warrants and substantially all compensation options had been exercised with a total of 55,733 compensation options outstanding. If exercised, these compensation options would provide proceeds of $69,666 to the Company. As at March 31, 2007, the Company had outstanding a total of 5,917,000 stock options with exercise prices ranging from $1.25 to $5.03. Upon exercise, these stock options would provide maximum cash proceeds of $12,617,250 to the Company.

The Company has financed its operations from inception, to date, primarily through the issuance of equity securities and has no sources of cash flow from operations. The Company will not generate any cash flow from operations until it is successful in commencing production from its resource properties.

The Company’s contractual obligations are summarized as follows:

Contractual Obligations	Payments Due by Period (All amounts in US dollars)
	Total US $	Less than 1 year US$	1 to 3 years US$	4 to 5 years US$	After 5 years US$
New Frontiers obligation (1)	15,000,000	5,000,000	10,000,000	-	-
Denver office operating lease (2)	79,000	79,000	-	-	-
Total contractual obligations	15,079,000	5,079,000	10,000,000	-	-
__________
(1) The Company is obligated under the terms of a promissory note with New Frontiers Uranium LLC to make minimum annual payments of US $5,000,000, including interest, on the second, third and fourth anniversary of the closing. The Company can prepay the balance due and avoid or reduce interest charges.
(2) The Company is committed to an operating lease for office premises in Littleton, Colorado. This operating lease has a term extending to January 2008.

Financing Transactions

2007 issuances

Subsequent to quarter end, during April 2007, the Company announced a bought deal financing entered into with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 15,158,000 common shares of the Company at a price of $4.75 per share for gross proceeds of $72,000,500. The underwriters were granted an over-allotment option, exercisable for 30 days following the closing of the offering to purchase an additional 2,273,000 common shares at $4.75 per share.

On May 1, 2007, the Company filed a final short form prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario relating to this bought deal financing. This bought deal financing closed on May 10, 2007. The underwriters exercised in full the over-allotment option at closing. In total, the Company issued 17,431,000 common shares for gross proceeds of $82,797,250.

During the three months ended March 31, 2007, the Company realized cash proceeds of $614,931 related to the exercise of 156,208 warrants, 54,617 compensation options and 289,000 stock options.

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000. The proceeds of this offering will be utilized to fund Canadian exploration spending during 2007.

On August 30, 2006, the Company completed a bought deal financing with a syndicate of underwriters led by GMP Securities LP and including Dundee Securities Corp. and Raymond James Ltd. The bought deal financing resulted in the issuance of a total of 8,522,727 common shares of the Company at a purchase price of $2.20 per common share for gross proceeds of $18,750,000. These total figures include the underwriters' over-allotment option for 1,022,727 common shares which was exercised in full on August 30, 2006.

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500. The proceeds of this offering were used primarily to fund the balance of the 2006 exploration programs in Canada.

During the year ended December 31, 2006, a total of 13,483,134 common shares were issued pursuant to the exercise of warrants; a total of 1,337,904 common shares were issued pursuant to the exercise of compensation options and 106,500 common shares for the exercise of stock options. Total cash proceeds from these exercises were $12,733,749.

During the year ended December 31, 2006, the Company renounced flow-through share tax benefits relating to a total of $3,461,750 raised through the issuance of flow-through common shares. The tax effect of $1,246,500 was recorded as a reduction of capital stock during 2006.

Acquisition of NFU Wyoming LLC

Effective June 30, 2005, the Company concluded its acquisition of NFU Wyoming LLC. Under the terms of the purchase agreement, the Company acquired a 100% membership interest in NFU that holds the majority of the Company’s Wyoming property assets, for total consideration of US $20,000,000.

The Company is obligated to make minimum annual payments of US $5,000,000, including interest, on the second, third and fourth anniversary of the closing. The Company can prepay the balance due and avoid or reduce interest charges. The Company has pledged its entire interest in NFU Wyoming LLC as collateral for amounts due under the promissory note. Potential payments are summarized as follows:

		Full		Minimum
	Interest	Prepayment	Scheduled	Payment
Prepayment Date	Charge	Amount	Payment	Required
	US $	US $	Date	US $

On or after June 30, 2006, but
before June 30, 2007	1,250,000	11,250,000	June 30, 2007	5,000,000
On or after June 30, 2007, but
before June 30, 2008	1,250,000	7,500,000	June 30, 2008	5,000,000
On or after June 30, 2008 up
until June 30, 2009	2,500,000	5,000,000	June 30, 2009	5,000,000

	5,000,000			15,000,000

The purchase price of CDN $24,515,832 was allocated entirely to mineral exploration property assets in Wyoming. Interest on the New Frontiers obligation is recorded utilizing the effective rate method. Under the effective rate method, interest charges are recorded over the term of the obligation that are sufficient to accrete the face value of the original principal to the balance due including interest at maturity. The effective interest rate is 12.04% . Accrued interest accumulated from acquisition to March 31, 2007 totals $3,449,265 (US $2,994,229) and has been capitalized to Wyoming mineral property assets. During the quarter ended March 31, 2007, the Company recorded a foreign exchange gain of $138,729 related to the New Frontiers obligation as the Canadian dollar strengthened relative to the United States dollar.

Historic financial statements relating to this acquisition were not available. In the periods prior to the Company’s acquisition, the assets were held by various of the New Frontiers principals and certain related entities either personally or in corporations. Combined financial statements of these entities are not available and all financial information required to create such financial statements is not available to the Company. Additionally, since the assets acquired were accumulated over a significant number of years and at times when different market conditions prevailed, management believes that the prior historical costs of most of the assets are not meaningful presently.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at April 30, 2007, March 31, 2007 and December 31, 2006 is as follows:

	April 30, 2007	March 31, 2007	December 31, 2006
Common shares	74,225,239	73,974,874	73,475,052
Warrants	-	-	162,876
Compensation options	55,568	55,733	110,346
Stock options	5,666,800	5,917,000	5,406,000
Fully diluted shares outstanding	79,947,607	79,947,607	79,154,274

On May 10, 2007, the Company issued 17,431,000 common shares in connection with the bought deal financing.

Stock options

On January 3, 2007, the Company granted 200,000 stock options to a new director of the Company. These stock options are exercisable at $4.08 per share and expire January 1, 2012. On February 19, 2007, the Company granted 600,000 stock options to a new Vice President, Mining. These stock options are exercisable at $5.03 per share and expire February 15, 2012.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and the New Frontiers obligation. Unless otherwise noted, except for the New Frontiers obligation, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments, except for the New Frontiers obligation, approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The New Frontiers obligation is denominated in United States dollars. The Company is exposed to foreign exchange risk on this liability. The Company has not entered into any foreign exchange contract to mitigate this risk. As at March 31, 2007, management believes that the fair value of the New Frontiers obligation approximates its carrying value as the liability is recorded at the present value of its fixed future cash payments utilizing the effective interest rate method.

Transactions with Related Parties

On May 24, 2005, the Company announced it had entered into a letter of intent with Patrician Diamonds Inc., a TSX Venture Exchange listed company that is a related company. At the time of entering into the transaction, each of the directors and officers of Patrician also acted as directors and officers of the Company. During February 2006, the Company and Patrician mutually agreed to cancel this arrangement and unwind the transaction.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. If properties are abandoned they are written off at that time. If properties are considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time. Management uses its best estimates for determining the fair value of mineral properties based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued. Use of the Black-Scholes model requires management to estimate the expected volatility of the Company’s stock over the future life of the equity instrument and to estimate the expected life of the equity instrument. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, hedge accounting and reporting and displaying comprehensive income. The adoption of these standards did not have a significant impact on these financial statements.

Internal Controls

No changes have occurred in the Company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form dated March 21, 2007 which is filed on SEDAR.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.SEDAR.com.

Corporate Information

Directors and Officers
Jeffrey T. Klenda, B.A., CFP – Chairman and Director
W. William Boberg, M. Sc., P. Geo. – President, CEO and Director
Harold Backer, B. Sc. – Vice President, US Operations
Wayne Heili, B. Sc. – Vice President, Mining
Eric Craigie, B. Sc. – Senior Vice-President, Exploration and Director
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – VP, Canadian Exploration and Director
James M. Franklin, PhD, FRSC, P. Geo. – Chief Scientist and Director
Paul Macdonell, B. Public Admin. – Director, Audit and Compensation Committee Chair
Robert Boaz, M. Econ., Hons. BA – Director
Gary Huber, PhD – Director
John McNeice, B. Comm., CA, CPA – Chief Financial Officer and Corporate Secretary

Corporate Offices
United States Headquarters:
10758 West Centennial Road, Suite 200
Ken Caryl Ranch (Littleton), Colorado 80127
Phone: (720) 981-4588

Canadian Exploration Office:
341 Main Street North, Suite 206
Brampton, Ontario L6X 3C7
Phone: (905) 456-5436

Registered and Principal Administrative Office:
1128 Clapp Lane, PO Box 279
Manotick (Ottawa), Ontario K4M 1A3
Phone: (613) 692-7704

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE

Independent Auditor
PricewaterhouseCoopers LLP, Ottawa

Corporate Legal Counsel
McCarthy Tetrault, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer & Trust Company, Toronto